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Filing pursuant to Rule 424(b)(2)
Registration Statement No. 333-50820

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED DECEMBER 7, 2000)

DMC STRATEX NETWORKS, INC.

7,927,851 SHARES

COMMON STOCK

    You should read this prospectus supplement along with the accompanying prospectus, dated December 7, 2000. Both documents contain information that you should consider carefully before making your investment decision.

    Investing in our common stock involves risks. See the "Risk Factors" section beginning on page 2 of this prospectus supplement and on page 5 of the accompanying prospectus, dated December 7, 2000, to read about factors you should consider before buying our common stock.

    Our principal executive offices are located at 170 Rose Orchard Way, San Jose, California 95134 (telephone number (408) 943-0777).

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the related prospectus. Any representation to the contrary is a criminal offense.

THIS PROSPECTUS SUPPLEMENT IS DATED AUGUST 9, 2001.

TABLE OF CONTENTS

Prospectus Supplement
About this Prospectus Supplement	S-1
Risk Factors	S-2
Forward-Looking Statements	S-9
Plan of Distribution	S-9
Where You Can Find More Information About Us	S-10
Prospectus
Prospectus Summary	3
Risk Factors	4
Forward Looking Statements	11
Use of Proceeds	12
Ratio of Earnings to Fixed Charges	12
Description of Debt Securities	13
Description of Common Stock	22
Description of Securities Warrants	24
Plan of Distribution	27
Legal Opinions	28
Experts	28
Where You Can Find More Information About Us	28

ABOUT THIS PROSPECTIVE SUPPLEMENT

    You should read this prospectus supplement along with the accompanying prospectus carefully before you invest. Both documents contain important information you should consider when making your investment decision. This prospectus supplement contains information about us and about this offering of our common stock, and the accompanying prospectus contains information about us and our securities generally. This prospectus supplement updates and supplements certain information in the accompanying prospectus, including information described under the heading "Risk Factors" on page 4 of the accompanying prospectus. You should rely only on the information provided in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference in the accompanying prospectus. We have not authorized anyone to provide you with different information.

    Unless we indicate otherwise, references to "we," "us," "our" and DMC Stratex Networks, Inc. mean DMC Stratex Networks, Inc. and its subsidiaries. This prospectus supplement contains trademarks of DMC Stratex Networks, Inc. and may contain trademarks, tradenames and services marks of other parties. Information contained on our Internet site is not a part of this prospectus supplement or any other prospectus supplement issued subsequently.

RISK FACTORS

    You should carefully consider the following risk factors and other information contained or incorporated by reference in this prospectus supplement and the related prospectus before deciding to invest in our common stock. Investing in our common stock involves a high degree of risk. The risks and uncertainties described below may not be the only ones we face. If any of the following risks actually occur, our business could be harmed, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

The unpredictability of our quarter-to-quarter results may harm the trading price of our common stock.

    Our quarterly operating results may vary significantly in the future for a variety of reasons, many of which are outside of our control, and any of which may harm our business. These factors include:

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  volume and timing of product orders received and delivered during the quarter;

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  our ability and the ability of our key suppliers to respond to changes made by customers in their orders;

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  timing of new product introductions by us or our competitors;

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  changes in the mix of products sold by us;

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  cost and availability of components and subsystems;

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  downward pricing pressure on our products;

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  adoption of new technologies and industry standards;

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  competitive factors, including pricing, availability and demand for competing products;

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  ability of our customers to obtain financing to enable their purchase of our products;

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  fluctuations in foreign currency exchange rates;

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  regulatory developments; and

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  general economic conditions in the United States and internationally.

    Our quarterly results are difficult to predict and delays in product delivery or closing of a sale can cause revenues and net income to fluctuate significantly from anticipated levels. In addition, we may increase spending in response to competition or to pursue new market opportunities. Accordingly, we cannot assure you that we will be able to sustain profitability in the future, particularly on a quarter-to-quarter basis.

We may experience difficulties and unanticipated costs in closing and relocating our operations in Seattle, Washington to our San Jose, California facility.

    In response to the severe economic downturn in the United States and our desire to reduce costs, on June 29, 2001 we announced plans to close and relocate our operations in Seattle, Washington to our San Jose, California facility. We currently anticipate that the majority of this consolidation will be completed by September 30, 2001. The closure and relocation of our Seattle facility will involve significant difficulties and challenges, including the retention of qualified personnel who will be able to continue specific product lines previously manufactured at our Seattle facility, the risk that our San Jose facility will be unable to accommodate the additional manufacturing and distribution demands resulting from the increased output transferred from our Seattle operations and the diversion of our management's attention during the consolidation process from our core business operations. We

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recorded a restructuring charge of $11.0 million in the first quarter of fiscal year 2002 in connection with the reductions in work force worldwide and the closure and relocation of our Seattle facility. The costs relating to the closure and relocation of our Seattle facility may be greater than anticipated, and we may fail to allocate sufficient resources for the closure and relocation. Furthermore, we cannot assure you that the consolidation process will be successful or successfully completed in the second quarter of fiscal year 2002 or that the anticipated benefits of the consolidation, including, improved productivity, elimination of redundant overhead costs and increased profitability, will be fully realized, if realized at all.

Because a significant amount of our revenues comes from a few customers, the termination of any of these customer relationships may harm our business.

    Although no one customer accounted for more than 10% of our net sales during fiscal year 2001, sales of our products are concentrated in a small number of customers. As of March 31, 2001, three of our customers accounted for 39% of our backlog and one of these customers accounted for 25% of our March 31, 2001 backlog. In addition, for the quarter ended June 30, 2001, one of our customers accounted for 22% of our net sales for the quarter and 21% of our backlog as of June 30, 2001. The worldwide telecommunications industry is dominated by a small number of large corporations, and we expect that a significant portion of our future product sales will continue to be concentrated in a limited number of customers. In addition, our customers typically are not contractually obligated to purchase any quantity of products in any particular period and product sales to major customers have varied widely from period to period. In addition, as a result of the global tightening of the capital markets for the telecommunications and mobile cellular projects in the first half of 2001, the demand for our products and services has decreased and may continue to decrease. The loss of any existing customer, a significant reduction in the level of sales to any existing customer, or our inability to gain additional customers could result in significant revenue shortfalls. If these revenue shortfalls occur, our business, financial condition, and results of operations would be harmed.

Due to our significant volume of international sales, we are susceptible to a number of political, economic and geographic risks that could harm our business if they occur.

    We are highly dependent on sales to customers outside the United States. During the fiscal years 1999, 2000 and 2001, sales to international customers accounted for 87%, 79% and 69% of our net sales, respectively. We expect that international sales will continue to account for the majority of our net product sales for the foreseeable future. As a result, the occurrence of any international political, economic or geographic events that adversely affects our business could result in significant revenue shortfalls. These revenue shortfalls could cause our business, financial condition and results of operations to be harmed. Some of the risks and challenges of doing business internationally include:

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  unexpected changes in regulatory requirements;

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  fluctuations in foreign currency exchange rates;

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  imposition of tariffs and other barriers and restrictions;

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  management and operation of an enterprise spread over various countries;

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  burden of complying with a variety of foreign laws; and

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  general economic and geopolitical conditions, including inflation and trade relationships.

Our average sales prices are declining, which is decreasing our gross profit margins.

    Currently, manufacturers of digital microwave telecommunications equipment are experiencing, and are likely to continue to experience, intense price pressure, which has resulted, and is expected to continue to result, in downward pricing pressure on our products. As a result, we have experienced, and expect to continue to experience, declining average sales prices for our products. Our future

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profitability is dependent upon our ability to improve manufacturing efficiencies, reduce costs of materials used in our products, and to continue to introduce new products and product enhancements. Our inability to respond to increased price competition will harm our business, financial condition and results of operations. Since our customers frequently negotiate supply arrangements far in advance of delivery dates, we must often commit to price reductions for our products before we are aware of how, or if, cost reductions can be obtained. As a result, current or future price reduction commitments could, and any inability by us to respond to increased price competition would, harm our business, financial condition and results of operations.

Competition could harm our ability to maintain or improve our position in the market and could decrease our revenues.

    The wireless interconnection and access business is a specialized segment of the wireless telecommunications industry and is extremely competitive, and we expect that competition will increase. Many of our competitors have more extensive engineering, manufacturing and marketing capabilities and significantly greater financial, technical, and personnel resources than us. In addition, some of our competitors may have greater name recognition, broader product lines, a larger installed base of products and longer-standing customer relationships. Our existing and potential competitors include established and emerging companies, such as Alcatel, Ceragon Networks, L.M. Ericsson, Microwave Communications Division of Harris Corporation, NEC, Nera, Nokia, P-COM, Inc, Sagem AS, SIAE, Siemens AG, and Triton Network Systems, as well as several private companies currently in the startup stage. Some of our competitors have product lines that compete with ours, and are also original equipment manufacturers (OEMs) through which we market and sell our products. In addition, some of our largest customers could internally develop the capability to manufacture products similar to those manufactured by us and, as a result, their demand for our products and services may decrease.

    We believe that our ability to compete successfully will depend on a number of factors both within and outside our control, including price, quality, availability, customer service and support, breadth of product lines, product performance and features, rapid time-to-market delivery capabilities, reliability, timing of new product introductions by us, our customers and our competitors, and the ability of our customers to obtain financing. We cannot assure you that we will have the financial resources, technical expertise, or marketing, sales, distribution, and customer service and support capabilities to compete successfully.

If we fail to manage our internal development or successfully integrate acquired businesses, we may not effectively manage our growth and our business may be harmed.

    Future growth of our operations depends, in part, on our ability to introduce new products and enhancements to existing products to meet the emerging trends in our industry. We have pursued, and will continue to pursue, growth opportunities through internal development, minority investments and acquisitions of complementary businesses and technologies. We are unable to predict whether and when any prospective acquisition candidate will become available or the likelihood that any acquisition will be completed and successfully integrated. Once integrated, acquired businesses may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. Also, acquisitions may involve difficulties in the retention of personnel, diversion of management's attention, risks of our customers and customers of acquired businesses deferring purchase decisions as they evaluate the impact of the acquisition, unexpected legal liabilities, and tax and accounting issues. Our failure to manage growth effectively could harm our business, financial condition and results of operations.

    In addition, we compete for acquisition and expansion opportunities with many entities that have substantially greater resources than us. Furthermore, any acquisition we complete may encourage certain of our competitors to enter into additional business combinations, to accelerate product

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development, or to engage in aggressive price reductions or other competitive practices, thereby creating even more powerful or aggressive competitors.

Because of intense competition for highly skilled personnel, we may not be able to recruit and retain qualified personnel.

    Due to the specialized nature of our business, our future performance is highly dependent upon the continued services of our key engineering personnel and executive officers, including Charles D. Kissner, who currently serves as our Chairman of our board of directors, and Sam Smookler, who currently serves as our Chief Executive Officer and President. The loss of any key personnel could harm our business. Our prospects depend upon our ability to attract and retain qualified engineering, manufacturing, marketing, sales and management personnel for our operations. Competition for personnel is intense and we may not be successful in attracting or retaining qualified personnel. The failure of any key employee to perform in his or her current position or our inability to attract and retain qualified personnel could harm our business and deter our ability to expand our business.

Because of the severe economic downturn in the United States economy, and bankruptcies and financial difficulties in the competitive local exchange carrier business, the demand for our products and services may decrease.

    Due to the rapid and increasingly severe economic downturn in the United States, as well as, the global tightening of the capital markets for the telecommunications and mobile cellular projects in the first half of 2001, our business opportunities in the United States, Europe, Asia and other countries and geographic regions where we conduct business have diminished. To the extent that the economic downturn and global tightening of the capital markets continue, the demand for our products and services will decrease further in these countries and geographical regions. Due in part to the economic downturn, we undertook a worldwide reduction in work force of approximately 30% and closed our Seattle, Washington facility, both in the first quarter of fiscal year 2002. In addition, the competitive local exchange carriers (CLEC) business in the United States accounted for approximately 25% of our total revenues in fiscal year 2001. Recently, several of our major customers in this market, such as Winstar and Teligent, declared Chapter 11 bankruptcy. Winstar and Teligent collectively accounted for 13% of our sales revenues for fiscal year 2001. As a result, we expect little, if any, business from the CLEC market in fiscal year 2002. This may result in a significant revenue decline in fiscal year 2002 as compared to fiscal year 2001.

Financial difficulties confronting our customers expose us to increased credit risks and may decrease our revenues and profitability.

    Competitive local exchange carriers (CLECs), which comprise a significant segment of our customers, faced severe financial difficulties in fiscal year 2001. As a result, our revenues were exposed to greater risks related to customer credit than they have been in recent periods. For fiscal year 2001, we took a reserve against receivables of $22.0 million for receivables that we were unable to collect from CLECs in the United States. In future periods if the economic downturn continues, we may be forced to take additional reserves for customers, in addition to our CLEC customers, if they fail to pay. We cannot assure you that the measures we have in place to monitor and mitigate customer credit risks will accurately identify and evaluate potential credit risk and, as a result, we may fail to take adequate reserves.

The global tightening of capital markets for the telecommunications and mobile cellular projects may result in inventory which we cannot sell or be required to sell at distressed prices.

    Many of our current and potential customers and customers of our current and potential customers require significant capital funding to finance their telecommunications and mobile cellular projects, which include the purchase of our products and services. Due to the current tight capital markets worldwide, available funding for these projects has been and may continue to be unavailable to

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some customers and thereby slow or halt the purchase of our products and services. This has resulted in excess inventories on hand and could result in additional excess inventories in the future. In the first quarter of fiscal year 2002, we recorded a reserve against excess inventory of $17.8 million. In addition, we recorded a reserve of $6.1 million for supplier commitments resulting from the reduction in our sales volume compared to the prior fiscal year. If funding continues to be unavailable to our customers or their customers, we may be forced to take additional reserves for excess inventory. We cannot assure you that we will be successful in matching our inventory purchases with anticipated shipment volumes. As a result, we may fail to control the amount of inventory on hand and may be forced to take unanticipated additional reserves. Such additional inventory reserves, if required, would decrease our profits.

Lack of component availability or the inability of our subcontractors to perform, or our key suppliers to manufacture and deliver our products, could cause our products to be manufactured and delivered in an untimely or unsatisfactory manner.

    Our manufacturing operations are highly dependent upon the delivery of materials by outside suppliers in a timely manner. Also, we depend in part upon subcontractors to assemble major components and subsystems used in our products in a timely and satisfactory manner. We do not generally enter into long-term or volume purchase agreements with any of our suppliers, and we cannot assure you that such materials, components and subsystems will be available to us at such time and in quantities we require, if at all. In addition, due to the rapid and increasingly severe economic downturn, our suppliers have experienced and are continuing to experience various financial difficulties which may impact their ability to supply the materials, components and subsystems that we require. Our inability to develop alternative sources of supply quickly and on a cost-effective basis could materially impair our ability to manufacture and deliver our products to our customers in a timely manner. We cannot assure you that we will not experience material supply problems or component or subsystem delays in the future.

If we are unable to protect our intellectual property rights adequately, we may be deprived of legal recourse against those who misappropriate our intellectual property.

    Our ability to compete will depend, in part, on our ability to obtain and enforce intellectual property protection for our technology in the United States and internationally. We currently rely upon a combination of trade secrets, patents and contractual rights to protect our intellectual property. In addition, we enter into confidentiality and invention assignment agreements with our employees, and enter into non-disclosure agreements with our suppliers and appropriate customers so as to limit access to and disclosure of our proprietary information. We cannot assure you that any steps taken by us will be adequate to deter misappropriation or impede independent third party development of similar technologies. In the event that such intellectual property arrangements are insufficient, our business, financial condition and results of operations could be harmed. Moreover, we have significant operations in the United Kingdom and New Zealand, and our business is highly dependent on sales to customers outside the United States. We cannot assure you that the protection provided to our intellectual property by the laws and courts of foreign nations will be substantially similar to the remedies available under United States law or that third parties will not assert infringement claims against us based on foreign intellectual property rights and laws that are different from those established in the United States.

Defending against intellectual property infringement claims could be expensive and could disrupt our business.

    The wireless telecommunications industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in often protracted and expensive litigation. We may in the future be notified that we are infringing certain patent or other intellectual property rights of others. Such litigation or claim could result in substantial costs and diversion of resources. In the event

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of an adverse result of any such litigation, we could be required to pay substantial damages, cease the licensing of allegedly infringing technology or the sale of allegedly infringing products, expend significant resources to develop non-infringing technology or to obtain licenses for the infringing technology. We cannot assure you that we would be successful in developing such non-infringing technology or that any license for the infringing technology would be available to us on commercially reasonable terms, if at all.

If sufficient radio frequency spectrum is not allocated for use by our products, and we fail to obtain regulatory approval for our products, our ability to market our products may be restricted.

    Radio communications are subject to regulation by United States and foreign laws and international treaties. Generally, our products must conform to a variety of United States and international requirements established to avoid interference among users of transmission frequencies and to permit interconnection of telecommunications equipment. Any delays in compliance with respect to our future products could delay the introduction of such products.

    In addition, both in the United States and internationally, we are affected by the allocation and auction of the radio frequency spectrum by governmental authorities. Such governmental authorities may not allocate sufficient radio frequency spectrum for use by our products or we may not be successful in obtaining regulatory approval for our products from these authorities. Historically, in many developed countries, the unavailability of frequency spectrum has inhibited the growth of wireless telecommunications networks. In addition, to operate in a jurisdiction, we must obtain regulatory approval for our products. Each jurisdiction in which we market our products has its own regulations governing radio communications. Products that support emerging wireless telecommunications services can be marketed in a jurisdiction only if permitted by suitable frequency allocations, auctions and regulations, and the process of establishing new regulations is complex and lengthy.

If we fail to maintain our relationships with original equipment manufacturers, our distribution channels could be harmed, which could cause our revenues to decrease.

    We have relationships with OEM base station suppliers and in selected countries we also market our products through independent agents and distributors. These relationships increase our ability to pursue the limited number of major contract awards each year. In addition, these relationships are intended to provide our customers with easier access to financing and to integrated systems providers with a variety of equipment and service capabilities. We may not be able to continue to maintain and develop these relationships or, if these relationships are developed, they may not be successful. Our inability to establish or maintain these distribution relationships could restrict our ability to market our products and thereby result in significant revenue shortfalls. If these revenue shortfalls occur, our business, financial condition or results of operations may be harmed.

Increasing energy costs and power outages which currently impact companies in California may adversely effect our California facilities.

    We conduct most of our operations in California and rely on a continuous power supply to conduct operations. California's current energy crisis could substantially disrupt our operations and increase our expenses. California has recently implemented, and may in the future continue to implement, rolling blackouts throughout the state. If blackouts interrupt our power supply, we may be temporarily unable to continue operations at our California facilities. Any extended interruption in our ability to continue operations at our California facilities could delay the development of our products and disrupt communications with our customers, suppliers or manufacturing operations. Future interruptions could damage our reputation and could result in lost revenues, either of which could substantially harm our business and results of operations. Furthermore, shortages in wholesale electricity supplies have caused power prices to increase. If wholesale prices continue to increase, our operating expenses will likely increase and negatively affect our operating results.

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Risks Related to Our Industry

Our industry is volatile and subject to frequent changes, and we may not be able to respond effectively or in a timely manner to these changes.

    We participate in a highly volatile industry that is characterized by vigorous competition for market share and rapid technological development. These factors could result in aggressive pricing practices and growing competition both from start-up companies and from well-capitalized telecommunication systems providers, which, in turn, could decrease our revenues. In response to changes in our industry and market conditions, we may restructure our activities to more strategically realign our resources. This includes assessing whether we should consider disposing of or otherwise exiting businesses and reviewing the recoverability of our tangible and intangible assets. Any decision to limit investment in our tangible and intangible assets or to dispose of or otherwise exit businesses may result in the recording of accrued liabilities for special charges such as workforce reduction costs. Additionally, accounting estimates with respect to the useful life and ultimate recoverability of our carrying basis of assets could change as a result of such assessments and decisions, and could harm our results of operations.

Consolidation within the telecommunications industry and among suppliers could decrease our revenues.

    The telecommunications industry has experienced significant consolidation among its participants, and we expect this trend to continue. Some operators in this industry have experienced financial difficulty and have, or may, file for bankruptcy protection or be acquired by other operators. Other operators may merge and one or more of our competitors may supply products to such companies that have merged or will merge. This consolidation could result in purchasing decision delays by the merged companies and decrease opportunities for us to supply our products to the merged companies. We may also see similar consolidation among suppliers which may further decrease our opportunity to market and sell our products.

If we fail to develop products that meet our customers' technical specifications on a timely basis, our business may be harmed.

    The existing and potential market for our products and technology are characterized by ever increasing performance requirements, evolving industry standards, rapid technological changes and product obsolesce. These characteristics lead to frequent new products and technology introductions and enhancements, shorter product life cycles and changes in customer demands. We cannot assure you that we will be successful in developing and marketing any of our products currently being developed, that we will not experience difficulties that could further delay or prevent the successful development, introduction and sale of future products, or that these products will adequately meet the requirements of the marketplace and achieve market acceptance.

We may not successfully adapt to regulatory changes in our industry, which could significantly impact the operation of our business.

    The regulatory environment in which we operate is subject to change. Regulatory changes, which are affected by political, economic and technical factors, could significantly impact our operations by restricting development efforts by us and our customers, making current products and systems in the industry obsolete or increasing the opportunity for additional competition. Any such regulatory changes could harm our business, financial condition and results of operations. It may be necessary or advisable in the future to modify our products to operate in compliance with such regulations. Such modifications could be extremely expensive and time-consuming to complete.

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Risks Related to This Offering and Our Stock Price

You will be relying on our management's judgment, with which you may disagree, regarding the use of the net proceeds from this offering.

    We do not have a definite plan with respect to the use of the anticipated net proceeds from this offering, and have not committed the substantial majority of these proceeds to any particular purpose. Accordingly, our management will have broad discretion with respect to the use of the anticipated net proceeds from this offering, and you will be relying on the judgement of our management regarding the application of these proceeds. The principal purpose of this offering is to obtain additional working capital for our business. A portion of the anticipated net proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. Pending the use of the anticipated net proceeds for the above purposes, we intend to invest the proceeds in short-term, interest-bearing, investment grade securities. We cannot assure you that these investments will yield favorable returns. We have only made preliminary determinations as to the amount of net proceeds to be used based upon our current expectations regarding our financial performance and business needs in the future. These expectations may be inaccurate as our financial performance may differ from our current expectations or our business needs may change as our business and the industry evolve. As a result, the anticipated net proceeds from this offering may be used in a manner significantly different from our current allocation plans.

Our stock price may be volatile, which may lead to losses by investors and securities litigation.

    Announcements of developments related to our business, announcements by competitors, quarterly fluctuations in our financial results and general conditions in the telecommunications industry in which we compete, or the economies of the countries in which we do business and other factors could cause the price of our common stock to fluctuate, perhaps substantially. In addition, in recent years the stock market has experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. These factors and fluctuations could lower the market price of our common stock.

FORWARD-LOOKING STATEMENTS

    The statements contained in this prospectus supplement that are not historical fact are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The safe harbor provisions provided in Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934 apply to forward-looking statements we make. These statements can be identified by the use of forward-looking terminology, including "believes," "expects," "may," "will," "should" or "anticipates" or the negative of these terms or other variations or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Numerous factors, including the risk factors discussed above, economic and competitive conditions, timing and volume of incoming orders, shipment volumes, product margins, and foreign exchange rates, could cause actual results to differ materially from those described in these statements, and prospective investors should carefully consider these factors in evaluating these forward-looking statements. These forward-looking statements are based on current expectations, and we assume no obligation to update this information unless in the course of offering the securities, we provide you with another prospectus supplement.

    Our board has approved a resolution that requires us to obtain stockholder approval before we enter into certain financing arrangements, such as so-called "equity line financings," and other similarly-structured financings that would require us to issue any security that may be converted into our common stock at a conversion price that is determined after the time that we would have agreed to the financing arrangement.

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PLAN OF DISTRIBUTION

    We are offering 5,690,715 shares of our common stock to the State of Wisconsin Investment Board and 2,237,136 shares of our common stock to Technology Value Fund, a Series of Firsthand Funds, pursuant to this prospectus supplement. The shares of common stock have been purchased at a negotiated purchase price of $8.94 per share for aggregate net proceeds to us of approximately $70,874,988.

    In connection with the sale of our common stock to the State of Wisconsin Investment Board, our board resolved to seek our stockholders' approval before we enter into certain financing arrangements, such as so-called "equity line financings," and other similarly structured financings that would require us to issue any security convertible into our common stock at a conversion price determined after the date that the financing agreement is executed.

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WHERE YOU CAN FIND MORE INFORMATION ABOUT US

    The SEC allows us to "incorporate by reference" information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. The information that we file subsequently with the SEC will automatically update this prospectus supplement. We incorporate by reference the documents listed below that we previously filed with the SEC. These documents contain important information about us and our finances.

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  Quarterly Report on Form 10-Q for the quarter ended December 31, 2000; and

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  Annual Report on Form 10-K for the fiscal year ended March 31, 2001;

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  Definitive Proxy Statement for the fiscal year ended March 31, 2001;

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  Current Report on Form 8-K dated June 21, 2001.

    We also incorporate by reference additional documents that we may file with the SEC after the initial filing of the registration statement that contains this prospectus supplement and the accompanying prospectus and prior to the time that we sell all the securities offered by this prospectus supplement and the accompanying prospectus. These additional documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

    We will provide without charge to each person to whom a copy of this prospectus supplement is delivered, upon written or oral request, a copy of the information that has been or may be incorporated by reference in this prospectus supplement, including the exhibits to the relevant documents. Direct any request for copies to Carl A. Thomsen, Senior Vice President, Chief Financial Officer and Secretary, at our corporate headquarters, located at 170 Rose Orchard Way, San Jose, California 95134 (telephone number (408) 943-0777).

    You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with any other information. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates on the front of those document.

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QuickLinks

TABLE OF CONTENTS
ABOUT THIS PROSPECTIVE SUPPLEMENT
RISK FACTORS
Risks Related to Our Business
Risks Related to Our Industry
Risks Related to This Offering and Our Stock Price
FORWARD-LOOKING STATEMENTS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION ABOUT US